UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 16, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  May 18, 2011

Exhibit No.	Description

1	Press release, dated May 16, 2011

EXHIBIT 1

Jinpan International Reports First Quarter 2011 Financial Results

CARLSTADT, N.J., May 16, 2011 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced unaudited consolidated financial results for the first quarter ended March 31, 2011.

Net sales for the first quarter were $29.9 million, a 52.6% increase from $19.6 million in the same period last year.  The increase in sales was the result of higher volume transformer and switchgear sales in the Company's domestic business.  In the first quarter, domestic sales accounted for $27.8 million, or 93.0% of net sales, compared to $17.3 million, or 88.3% of net sales in the same period last year. Net sales outside of China were $2.1 million, or 7.0% of net sales, compared to $2.3 million, or 11.7 % of net sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $25.0 million, or 83.6% of net sales in the first quarter, while wind energy products represented $4.9 million, or 16.4% of net sales in the first quarter.

Gross profit in the first quarter increased 51.4% year over year to $10.9 million from $7.2 million.  First quarter 2011 gross profit margin was 36.7% compared to 36.5% in the prior year period primarily due to a similar balance of domestic and international sales orders from the first quarter of 2010.

Sales, general and administrative expenses in the first quarter were $7.8 million, or 26.1% of net sales, compared to $6.4 million, or 32.7% of net sales in the same period last year.  This percentage decrease was primarily a result of higher sales in the first quarter 2011 compared to the same period last year.  Operating income increased 321.1% to $3.2 million, or 11.0% of net sales, from $0.8 million, or 3.9% of net sales in the same period last year.

Net income for the first quarter increased 139.4% to $2.7 million, or $0.17 per diluted share, from $1.1 million, or $0.07 per diluted share, in the same period last year.  First quarter net income as a percentage of net sales was 9.2%, compared to 5.8% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We experienced very solid growth in the first quarter, boosted by strong transformer sales in our domestic operations. This was fueled by a 57% increase in switchgear sales and 50% increase in transformer sales.  Our marketing efforts over the past year led to increased sales of switchgear products.  With the addition of a new line of gas insulated switchgears to our product portfolio, we are optimistic that switchgear sales will continue to grow."

"Our international sales were stable in the first quarter led by orders from the U.S. and Europe.  We anticipate stronger international sales from each region in the second quarter as demand for wind transformers continue to grow."

"Our land acquisition and planned manufacturing and R&D facility we announced in April marks the start of our further expansion to meet the steady demand for our cast resin transformer products, high and low voltage switchgears, and transformer substations in the years ahead.  We remain focused on meeting the growing demand for power generation equipment and believe that Jinpan is well positioned to capitalize on growth opportunities in China and abroad."

Balance Sheet

As of March 31, 2011, the Company had $25.2 million in cash and cash equivalents, compared to $27.5 million at December 31, 2010.  Inventory increased to $38.6 million as of March 31, 2011, from $29.5 million on December 31, 2010, due to anticipated order demand.  Accounts receivable on March 31, 2011 totaled $77.5 million, compared to $76.0 million on December 31, 2010. Prepaid expenses increased to $33.4 million in the first quarter 2011 from $29.0 million in the fourth quarter 2010 primarily due to the a land purchase announced which was recorded as a prepaid expense but will shift to a fixed asset balance sheet line item once the Company completes the land registration process.  Notes payable in the 2011 first quarter decreased to $24.1 million compared to $27.1 million at the end of December 31, 2010.  Total bank loans outstanding at March 31, 2011 increase to $15.7 million as compared to $13.7 million at December 31, 2010.

Financial Outlook

As of April 30, 2011, the Company had a backlog of approximately $79 million, a 31% increase from $60 million as of December 31, 2010.

For the full year 2011, the Company reiterates its full year guidance of net sales growth of 20-25% to $173-$180 million, gross profit margin of 36%-38%, net income growth of approximately 43-50% to $19.0-$20.0 million.

Conference Call Information

Jinpan's management will host an earnings conference call on May 16, 2011 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-719-325-4853.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through May 30, 2011.  Listeners may access the replay by dialing # 1-858-384-5517, access code: 8100672.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

(Financial Statements on Following Page)

Jinpan International Limited and Subsidiaries Consolidated Statements of Income (unaudited)

	Three Months ended March 31
	2011	2010
(In thousands, except per share data)	US$	US$

Net sales	29,882	19,582
Cost of Goods Sold	(18,925)	(12,432)
Gross Margin	10,957	7,150

Operating Expenses
Selling and administrative	(7,782)	(6,396)
Operating income	3,175	754

Interest Expenses	(175)	(42)
Other Income	283	592
Income before income taxes	3,283	1,304

Income taxes	(542)	(159)
Net income after taxes	2,741	1,145

Earnings per share

-Basic	US$0.17	US$0.07

-Diluted	US$0.17	US$0.07

Weighted average number of shares

-Basic	16,163,696	16,155,696

-Diluted	16,427,141	16,566,947

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (unaudited)

	March 31,	December 31,
	2011	2010
	US$	US$
Assets

Current assets:

Cash and cash equivalents	25,214	27,527
Restricted Cash	1,051	1,079
Accounts receivable, net	77,542	75,658
Inventories	38,568	29,532
Prepaid expenses	33,423	28,939
Other receivables	13,997	9,833

Total current assets	189,795	172,568

Property, plant and equipment, net	32,378	32,138

Construction in progress	2,122	1,861

Land use right	6,359	6,374
Intangible asset-Goodwill	12,849	12,721
Other assets	69	69
Deferred tax assets	886	858

Total assets	244,458	226,589

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	14,136	12,080
Accounts payable	17,640	13,269
Notes Payable	24,091	27,111
Income tax	1,819	1,659
Advance from customers	7,918	5,319
Other Payable	22,615	14,061

Total current liabilities	88,219	73,499

Long Term Loan	1,585	1,597
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares - 16,395,456 in 2011 and 2010	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares – none in 20011 and 2010	-	-
Additional paid-in capital	35,800	35,738
Reserves	9,514	9,514
Retained earnings	94,370	92,834
Accumulated other comprehensive income	14,521	12,958
	155,133	151,972
Less: Treasure shares at cost, common stock-227,036 in 2011 and 2010	(479)	(479)
Total shareholders' equity	154,654	151,493

Total liabilities and shareholders' equity	244,458	226,589

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	Three months ended March 31,
	2011	2010
	US$	US$
Operating activities
Net income	2,741	1,145
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	1,025	794
Provision for Doubtful Debt	(99)	(117)
Deferred Income Tax	(20)	21
Stock-based compensation cost	61	53
Changes in operating assets and liabilities
Restricted Cash	39	-
Accounts receivable	(1,014)	4,319
Notes receivable	(3,471)	3,544
Inventories	(8,694)	(3,391)
Prepaid expenses	(4,170)	(2,447)
Other receivables	(572)	(520)
Accounts payable	4,216	1,365
Notes Payable	(3,278)	-
Income tax	142	(231)
Advance from customers	2,532	1,151
Other liabilities	8,324	(3,425)
Net cash provided by/(used in) operating activities	(2,238)	2,261

Investing activities
Purchases of property, plant and equipment	(941)	(236)
Payment for construction in progress	(240)	(422)
Long Term Prepaid Lease	80	(423)
Investment in Beijing Jinpan Huineng Electronics Co	-	(44)
Net cash provided by (used in) investing activities	(1,101)	(1,125)
Financing activities
Proceeds from bank loan	1,925	-
Repayment of bank loan	(28)	(12)
Proceeds from exercise of stock options	-	-
Dividends paid	(1,132)	(1,131)
Net cash provided by/(used in) financing activities	765	(1,143)
Effect of exchange rate changes on cash	261	4
Net increase/(decrease) in cash and cash equivalents	(2,313)	(3)
Cash and cash equivalents at beginning of year	27,527	25,749
Cash and cash equivalents at end of year	25,214	25,746

Interest paid	199	42
Income taxes paid	419	474

SOURCE Jinpan International Ltd